FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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Citigroup Australia & NZ Investment Conference

NAB in the UK

Lynne Peacock, CEO Europe	10 March 2005

[GRAPHIC]

[LOGO]

National Australia Group Overview

Key Comparative Data

FY04

	NAB Group	UK
Profit & Loss
Net Interest Income (£m)	2,916	710
Total Income (£m)*	5,632	1,140
Profit before Tax (£m)	1,922	266
Profit after Tax (£m)**	1,288	188

Net interest margin (%)	2.35	2.41

Key Operational Data
Customers (m)	10.7	2.7
Branches	1,579	460
Other outlets	639	50
FTEs	43,517	10,022

Source: NAB.  Europe (excl. Ireland) is proforma for FY04

Exchange rate 0.4055

*Total income includes net interest income, net life insurance income, other banking and financial services income, movement in the excess of net market value over net assets of life insurance, controlled entities and significant revenue

**Represents net profit attributable to members of the company

NAB in Europe

•                  Good value acquisitions in the UK

•                  Clydesdale, Northern & National Irish banks acquired in 1987 from Midland Bank (now HSBC)

•                  Yorkshire acquired in 1990

•                  Northern Bank and National Irish Banks sold in December 2004 and completed in February 2005

•                  Proforma FY04 profit after tax (excluding Ireland) of c.£190 million

•                  UK (excluding Ireland) contributed c.15% to NAB Group earnings in 2004

Portfolio Review

Europe Banks Portfolio Options		Pros	Cons

1.	Retain All	• Regional coverage	• Complexity and delivery risk
		• Cost synergies from integration	• Significant costs to implement compliance and infrastructure programs
GB:

Ireland:

2.	Sell All
GB:		• Refocus on core Australian operations	• Not the highest value option • Removes exposure to larger and more stable growth of UK market • Makes any further international investment difficult
Ireland:

3.	“Shrink to Grow” on a Single Franchise
GB:		• Reduces investment requirement and complexity • Reduced delivery risk profile	• Significant complexity to undo the existing CB/YB integration
Ireland:

= Retain	= Sell

Europe Banks Portfolio Options		Pros	Cons

4.	Retain GB, Sell Irish	• Greater management focus • Ireland not central to new strategy • GB market is attractive • Highest value option	• Separation and transitional arrangements add complexity in short term

GB:
Ireland:

= Retain	= Sell

Rationale for UK presence

Key Comparative Data

	Australia	UK
GDP 2003 (£bn)	307	929
Population (m)	20	60
Mortgages Outstanding (£bn)	194	882
Credit Cards Outstanding (£bn)	10	54
Other Personal Credit (incl. Personal Loans) (£bn)	24	129

Source: OECD, National Statistics, Bank of England

•     The UK market is very large

•     UK market supports multiple business model

•                  Key differentiation for Group and diversity of income flows

•     The issues that we are addressing with our strategy are company specific, not market related

Background

Key European Issues – Early 2003

•                  Strategy, Leadership and Structure

•                  Distribution

•                  Products and Pricing

•                  Infrastructure and Process

•                  Cost Base

Strategy Summary

2002

CB	YB

NB	NIB

“Do what we do, but
do it better”

One efficient
GB business

“Do what we do, but
do it better”

Differentiated
GB business

“Playing a
different game”

Summary of Our Approach

“Do What We Do But Do It Better”	Impact

•                  Realignment of distribution footprint including small business

•                  Increase capability of staff

•                  Simplified and reinvigorated product set

•                  Refreshed brands and improved customer understanding

•                  Efficient back office

• Volume growth above systems for most products in Retail • Other Operating Income growth – cross sale and fee collection • Margins in line with market • Costs reduce

“Playing a Different Game”	Impact –IFS / Third Party

• Focus on relationship managed integrated financial solutions for Business / Premium customers	• Significant customer acquisition, asset and revenue growth, with Third Party supporting IFS
• National IFS programme
• Growth into new areas
• Third Party Distribution

Status – Retail

Results so far	Impact

• Increase in new customers and decrease in customer attrition	• Above systems growth in core products
• Increase in insurance cross sales	• Further Increases in cross sales levels
• Increased variable pay	• Productivity improvements
• Reduced cost to serve

Work still to do

• Branch realignment
• Transaction migration
• Increase sales effectiveness

Rationalise and Align: CYB Product Portfolio

2002 Product Set

[CHART]

Rationalised Product Set

[CHART]

Status – Products

Results so far	Impact

• Products rationalised • Margins managed down • New products “fit for purpose” • Sale of National Australia Life / L&G alliance	• Margin contraction to continue through current financial year • Volume growth to offset margin decline over time • Single and simple product set

Work still to do

• Continue margin management
• Further product rationalisation
• Develop new products

Status – Marketing

Results so far	Impact

• Developed and rolled out National Leads	• Improved direct channel capability
• Development of outbound call centre lead generation	• Improved customer acquisition and attrition
• Introduction of CVM to improve customer understanding	• Positive brand metrics
• Brand revitalisation and brand values	• Incremental lead generation

Work still to do

• Improve customer understanding and analytics
• On-going brand reinvigoration
• Upgrade on-line channels
• Franchise marketing models for IFS centres allowing greater local control

Status – Operations

Results so far	Impact

• Legal entity merger	• Improved processing efficiencies
• Centralisation of processes and workload removal	• £60m in cost savings identified to date
• Selective outsourcing	• Increased flexibility
• Technology – Front End / platform upgrade	• Products quicker to market

Work still to do

• Complete work on restructuring initiatives
• Complete CYB convergence
• Move to more variable cost basis
• Processes aligned across CYB from 17% to 95%
• In branch processing reduced from 75% to <40% workload

Status – IFS

Results so far	Impact

• 12 sites opened in the South East • Over 200 hires – circa 65% external • Attractive incentive system	• Payback timeframe for new sites circa 2 years • Expect PBT per new site of £4m per annum in steady state • Expect a significant improvement in converted sites

Work still to do

• Development of another 20 sites in the South East
• Complete “retro-fitting” of IFS into Clydesdale and Yorkshire Business Banking activities

Status – Third Party Distribution

Results so far	Impact

• Capability built • £125m business written in FY04 since launch in April 2004	• Expect Third Party channel to contribute £800m + mortgage growth in current year • Well established channel with strong broker relationships • Key introduction source of premium customers to IFS

Work still to do

• Increase volumes
• Further development of products tailored for Third Party channel
• Improved processing

Performance Outlook

•                  Targeting return to sector growth rates and profitability

•                  Facing headwinds from several issues in current year

•         Ongoing margin decline

•         Built in costs and ongoing investment

•                  Early results are positive but ’05 earnings are expected to show a decline on ’04

•                  2 to 3 year turnaround timeframe remains achievable

•                  Further details on provisioning and costs saves to be provided in May

Summary

•                  UK market is attractive

•                  Developing business will create more value than selling

•                  Why we will be successful

•         Leadership team with proven track record in UK market

•         Clear and differentiated strategy

Disclaimer

The preceding material is a presentation of general background information about the National’s activities current at the date of the presentation, March 10, 2005. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date:	11 March 2005	Title:	Associate Company Secretary